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[LIBERTY TECH LOGO]





                                                                August 14, 1998


To the Shareholders of
Liberty Technologies, Inc.:


     We are pleased to inform you that on August 11, 1998, Liberty Technologies, Inc. ("Liberty" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Crane Co. ("Crane") and LTI Merger, Inc. ("Purchaser"), a wholly owned subsidiary of Crane, pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, $.01 par value per share (the "Shares"), of the Company for $3.50 per Share in cash. Under the terms of the Merger Agreement, following the successful completion of the Offer, Purchaser will be merged (the "Merger") with and into the Company and all Shares not purchased in the Offer (other than Shares held by Crane, Purchaser or the Company) will be converted into the right to receive $3.50 per Share in cash.


     Your Board of Directors of the Company has approved the Merger Agreement, the Offer and the Merger and has determined that each of the Offer and the Merger is fair to, and in the best interests of, Liberty's shareholders. The Board recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.


     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Legg Mason Wood Walker, Incorporated ("Legg Mason"), the Company's financial advisor, that the consideration to be received by the holders of Shares in the Offer is fair, from a financial point of view, to the shareholders of Liberty. A copy of Legg Mason's opinion is attached to the Schedule 14D-9 as Annex I thereto.


     In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated August 14, 1998, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.


                                        Sincerely,


                                        /s/ R. Nim Evatt
                                        R. Nim Evatt
                                        PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                        CHAIRMAN OF THE BOARD







555 North Lane Conshohocken, PA 19428-2208 USA Phone: (610) 834-0330
Fax: (610) 834-0346 http://www.libertytech.com